UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

News Corporation

___________________________________________________________

(Name of Issuer)

Class B Common Stock

____________________________________________________________
(Title of Class of Securities)

65248E203

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(CUSIP Number)

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
c/o Kingdom Holding Company
Kingdom Centre - Floor 66
P.O. Box 2
Riyadh 11321
Kingdom of Saudi Arabia
011-966-1-211-1111

_____________________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Bruce W. Gilchrist, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 20004

(202) 637-5600

March 28, 2007

______________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65248E203 Schedule 13D
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Kingdom of Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 56,237,915
	8	Shared Voting Power None
	9	Sole Dispositive Power 56,237,915
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person 56,237,915
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 5.7%
14		Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends the Schedule 13D filed on September 7, 2005 (the "Schedule 13D"), by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud ("HRH"), relating to the shares of Class B common stock (the "Class B Shares") of News Corporation, a Delaware corporation. Capitalized terms used herein without definition have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby supplemented as follows:

As previously reported, the Class B Shares are owned by Kingdom 5-KR-62, Ltd. ("KR-62"), a Cayman Islands company, and Kingdom 5-KR-63, Ltd. ("KR-63"), a Cayman Islands company. KR-62 owns 24,917,341 Class B Shares and KR-63 owns 31,320,574 Class B Shares.

KR-62 and KR-63 are wholly owned subsidiaries of Kingdom 5-KR-11, Ltd., a Cayman Islands company ("KR-11"), which was previously wholly owned by The Kingdom Trust, a Cayman Islands trust for the benefit of HRH and his family. Effective March 28, 2007, The Kingdom Trust transferred its interest in KR-11 to HRH, and HRH in turn transferred the entire interest in KR-11 to Kingdom Holding Company, a company organized in the Kingdom of Saudi Arabia ("KHC"). HRH, as the majority shareholder of KHC, has the power to elect a majority of the directors of KHC and, through this power, has the power to appoint a majority of the directors of KR-11, and in turn KR-11, as sole shareholder of KR-62 and KR-63, has the power to appoint a majority of the directors of KR-62 and KR-63. HRH is the sole director of KR-62 and KR-63. Accordingly, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the Class B Shares held by KR-62 and KR-63.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)         As of April 16, 2007, KR-62 owned 24,917,341 Class B Shares and KR-63 owned 31,320,574 Class B Shares, representing in the aggregate 56,237,915 Class B Shares, which represent, based on 986,520,953 outstanding Class B Shares, 5.7% of the outstanding Class B Shares.1

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1        Based on 986,520,953 Class B Shares outstanding as of February 5, 2007 (as disclosed on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 7, 2007).

SIGNATURES

After responsible inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No.1 to Schedule 13D is true, complete and correct.

Dated: April 28, 2007

/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud